UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D
                              (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          (Amendment No. ______)*

                             AmericasBank Corp.
______________________________________________________________________________
                             (Name of Issuer)


                               COMMON STOCK
______________________________________________________________________________
                       (Title of Class of Securities)


                               03061G 10 4
______________________________________________________________________________
                             (CUSIP Number)


                          John Sheldon Clark
                      1633 Broadway, 30th Floor
                       New York, New York 10019
                            (212) 707-8771
______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            March 17, 2004
______________________________________________________________________________
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                            Page 1 of 6 Pages

CUSIP No. 03061G 10 4                 13D                   Page 2 of 6 Pages


______________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    John Sheldon Clark
    ###-##-####
______________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                            (b) [ ]

______________________________________________________________________________
3   FRB USE ONLY

______________________________________________________________________________
4   SOURCE OF FUNDS*

    PF
______________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(d) OR 2(e)

______________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
______________________________________________________________________________
                  7    SOLE VOTING POWER

                       270,000
NUMBER OF SHARES _____________________________________________________________
  BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON       0
     WITH        _____________________________________________________________
                  9    SOLE DISPOSITIVE POWER

                       270,000
                 _____________________________________________________________
                  10  SHARED DISPOSITIVE POWER

                      0
______________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    270,000
______________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

______________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.36%
______________________________________________________________________________
14  TYPE OF REPORTING PERSON*

    IN
______________________________________________________________________________

CUSIP No. 03061G 10 4                 13D                   Page 3 of 6 Pages


Item 1.  Security and Issuer.

     The securities as to which this Schedule 13D ("Schedule") relates are the shares of common stock ("Common Stock") of AmericasBank Corp. (the "Issuer"). The address of the Issuer's principal executive office is 500 York Road, Towson, Maryland 21204.

Item 2.  Identity and Background.

     (a)  John Sheldon Clark ("Reporting Person").

     (b) The Reporting Person's residence address is 305 Lakeshore Road, Shady Shores, Texas 76208. The Reporting Person's office address is 1633 Broadway, 30th Floor, New York, New York 10019.

     (c) The Reporting Person's principal occupation is as an individual private investor.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f)  The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person beneficially owns 270,000 shares of Common Stock held directly. All purchases by the Reporting Person were made with personal funds. No part of the consideration obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock is or will be borrowed. The total consideration for all of the shares of Common Stock acquired to date by the Reporting Person, is approximately $560,250.

Item 4.  Purpose of Transaction.

     The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control. The Reporting Person will

CUSIP No. 03061G 10 4                 13D                   Page 4 of 6 Pages


continually evaluate the business, financial condition and business prospects of the Issuer as well as conditions in the economy and the banking industry in general with a view toward determining whether to hold, decrease or add to his investment in the Common Stock.

     The Reporting Person currently has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 270,000 shares of Common Stock which represents approximately 7.36% of the outstanding shares of Common Stock (based upon 3,666,060 shares issued and outstanding as of March 11, 2004 as reported in the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2003.).

     (b) The Reporting Person has sole voting and dispositive power with respect to all 270,000 shares of Common Stock.

     (c) The Reporting Person had the following transactions in the Issuer's securities during the last 60 days:


      Date                       Amount                    Price Per Share
    -------                      -------                   ---------------
    3/11/04                      180,000                       $2.00

    3/17/04                       40,000                        2.25

    3/31/04                        5,000                        2.25

    4/02/04                       45,000                        2.20
------------------------------------------------------------------------------

CUSIP No. 03061G 10 4                 13D                   Page 5 of 6 Pages


     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     Not applicable.

CUSIP No. 03061G 10 4                 13D                   Page 6 of 6 Pages

                                 Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.





                                      /s/ John Sheldon Clark
                                      ------------------------
                                      John Sheldon Clark




                                      Date: April 5, 2004